UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

GULF ISLAND FABRICATION, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

402307102

(CUSIP Number)

Garrett Lynam
Kokino LLC
201 Tresser Boulevard, 3rd Floor
Stamford, CT 06901
(203) 595-4552

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 402307102	SCHEDULE 13D	Page 2 of 9 Pages

CUSIP No. 402307102	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Piton Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,811,894 shares of Common Stock (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,811,894 shares of Common Stock (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,811,894 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2% of outstanding shares of Common Stock (2)
14	TYPE OF REPORTING PERSON OO

(1)            See Item 2 and Item 5 of the Schedule 13D (as defined in the preliminary note to this filing).

(2)            This calculation is rounded to the nearest tenth and is based upon 16,149,464 shares of common stock outstanding as of April 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023, filed on May 10, 2023 (File No.: 001-34279).

CUSIP NO. 402307102	SCHEDULE 13D	Page 3 of 9 Pages

CUSIP 402307102	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Robert Averick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,000 shares of Common Stock
	8	SHARED VOTING POWER 1,811,894 shares of Common Stock(1)
	9	SOLE DISPOSITIVE POWER 8,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 1,811,894 shares of Common Stock(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,819,894 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% of outstanding shares of Common Stock(2)
14	TYPE OF REPORTING PERSON IN

(1)            See Item 2 and Item 5 of the Schedule 13D (as defined in the preliminary note to this filing).

(2)            This calculation is rounded to the nearest tenth and is based upon 16,149,464 shares of common stock outstanding as of April 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023, filed on May 10, 2023 (File No.: 001-34279).

CUSIP NO. 402307102	SCHEDULE 13D	Page 4 of 9 Pages

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 8”) amends the Schedule 13D filed on March 22, 2018 (the “Original Schedule 13D”), as amended on April 6, 2018 (“Amendment No. 1”), on April 25, 2018 (“Amendment No. 2”), on November 6, 2018 (“Amendment No. 3”), on November 21, 2019 (“Amendment No. 4”), on February 27, 2020 (“Amendment No. 5”), March 18, 2020 (“Amendment No. 6”) and on May 24, 2021 (“Amendment No. 7”). The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and this Amendment No. 8 are collectively referred to herein as the “Schedule 13D”. Capitalized terms used but not defined in this Amendment No. 8 shall have the meanings given to them in the Original Schedule 13D (as amended by the foregoing amendments). The Original Schedule 13D (as amended by the foregoing amendments) remains in full force and effect, except as specifically amended by this Amendment No. 8. This Amendment No. 8 is being filed to report that on June 1, 2023, Mr. Robert Averick received 8,000 shares of the Company’s common stock pursuant to now-vested restricted stock units granted to him on June 1, 2022. Therefore, Mr. Averick is being added as a “Reporting Person” alongside Piton Capital Partners LLC.

Item 1.	Security and Issuer.

The second sentence of the response to Item 1 of the Schedule 13D is hereby amended and restated to read as follows: “The Company’s principal executive offices are located at 2170 Buckthorne Place, Suite 420, The Woodlands, Texas.”

Item 2.	Identity and Background.

(a)	The response to Item 2(a) of the Schedule 13D is hereby amended and restated to read as follows:

“This Schedule 13D is being filed on behalf of Piton Capital Partners LLC (“Piton”) and Mr. Robert Averick (together with Piton, the “Reporting Persons”).

Voting and dispositive power with respect to the shares of the Company’s common stock (the "Shares") held by Piton is exercised by its investment manager, Kokino LLC, a Delaware limited liability company ("Kokino" and, together with the Reporting Persons, the "Kokino Investors"). Mr. Averick, in his capacity as an employee of Kokino, manages Piton's investment in the Shares with assistance from other Kokino personnel. Kokino is in turn tasked with devising and implementing investment strategies to meet the goals of its Family Clients, including with respect to Piton's investment in the Shares. As a result, Kokino and Mr. Averick may be deemed to share voting and dispositive power with respect to all Shares held by Piton.”

(b)	The response to Item 2(b) of the Schedule 13D is hereby amended and restated to read as follows:

“The business address of the Reporting Persons is:

c/o Kokino LLC

201 Tresser Boulevard, 3rd Floor

Stamford, Connecticut 06901

Attention: Garrett Lynam”

CUSIP NO. 402307102	SCHEDULE 13D	Page 5 of 9 Pages

(c)	The response to Item 2(c) of the Schedule 13D is hereby amended and restated to read as follows:

The principal business of Piton is to act as a pooled investment vehicle for various "Family Clients" (as defined in Investment Advisers Act Rule 202(a)(11)(G)-1 (the "Family Office Rule")) of Kokino, which is a single-family office that provides investment management services only to The Estate of Jonathan Sackler, his family and other Family Clients of Kokino, including Piton with respect to the Shares. Kokino is a Delaware limited liability company and its business address is set forth in the response to Item 2(b) above.

Piton is managed by its managing member, Piton Capital Management LLC, a Delaware limited liability company (“PCM”). PCM is in turn managed by its managing member, Kokino (which is also a Delaware limited liability company). Additionally, Kokino is the trading manager of Piton, and in that capacity Kokino acts on behalf of Piton as an agent. The business address of PCM is the same as Kokino’s.

Robert Averick is a portfolio manager at Kokino. Mr. Averick, in his capacity as an employee of Kokino, manages Piton's investment in the Shares with assistance from other Kokino personnel. Mr. Averick is also a director of certain companies, including the Company.

(d) – (e)  During the five years preceding the date of this filing, none of the Kokino Investors or PCM nor, to their knowledge, any manager or executive officer of any of the Kokino Investors or PCM or any person controlling the Kokino Investors or PCM, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Piton is a Delaware limited liability company. Mr. Averick is a United States citizen.

Item 4.	Purpose of Transaction.

The response to Item 4 of the Schedule 13D is hereby amended and restated to read as follows:

Piton acquired the Shares because it believed the Shares were undervalued when acquired and represented an attractive investment opportunity. Piton’s representatives (which includes Robert Averick, other employees of Kokino and Kokino’s advisers) have had and may continue to have discussions with the Company’s representatives (including its board of directors (the “Board”) and management) regarding topics including: (1) Board composition, size and expenses, (2) management incentive plan, (3) possible sale of operating divisions and/or the Company, (4) possible expense savings opportunities, (5) risk management practices, (6) capital structure, and (7) capital allocation. Piton’s representatives have also spoken (and may continue to speak) with the Company regarding the Company’s strategy, governance, business and operations, and improving the performance of the Company’s stock. In addition, Piton and its representatives have engaged in communications (and may continue to communicate) regarding the items above with other shareholders of the Company, knowledgeable industry or market observers, industry participants, and other persons.

Mr. Averick is currently a director of the Company.

CUSIP NO. 402307102	SCHEDULE 13D	Page 6 of 9 Pages

Each Reporting Person intends to review its investment in the Company on an ongoing basis. A Reporting Person may take a number of actions to maximize the value of its investment, including increasing or decreasing the size of its investment in the Company. The actions taken by a Reporting Person to maximize the value of its investment will depend upon numerous factors, including, among other things, the price and availability of securities of the Company; subsequent developments affecting the Company; the Company’s business and prospects; general stock market and money market and economic conditions; tax considerations; ongoing evaluation of the Company’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; the attitudes and actions of the Board and management of the Company; and other factors deemed relevant. In particular, each Reporting Person’s acquisition or sale of Shares will depend on Mr. Averick’s perception of overall market conditions, other investment opportunities available to the Reporting Person, the availability of Shares at prices that would make the purchase of Shares desirable, and applicable trading restrictions that apply to the Reporting Person given Mr. Averick’s role as a director of the Company. In addition, Mr. Averick may acquire or sell Shares independently of Piton, including by acquiring Shares in the form of restricted stock units or similar instruments granted by the Company to Mr. Averick as compensation for Mr. Averick’s service as a Company director.

Notwithstanding anything to the contrary herein, each Reporting Person specifically reserves the right to exercise any and all of its rights as a shareholder of the Company in a manner consistent with its equity interests, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, namely: (i) the acquisition by any person of any additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) the sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

The foregoing list of intentions, plans, strategies, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that any Reporting Person will take any of the actions set forth above.

CUSIP NO. 402307102	SCHEDULE 13D	Page 7 of 9 Pages

Item 5.	Interest in Securities of the Issuer.

		Shares Beneficially Owned	Percent of Class[1]
(a) and (b)	1. Piton[2]
	Sole Voting Power	1,811,894	11.2%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	1,811,894	11.2%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	1,811,894	11.2%

	2. Mr. Averick[3]
	Sole Voting Power	8,000	0.0%
	Shared Voting Power	1,811,894	11.2%
	Sole Dispositive Power	8,000	0.0%
	Shared Dispositive Power	1,811,894	11.2%
	Aggregate Voting and Dispositive Power	1,819,894	11.3%

[1]	This calculation is rounded to the nearest tenth and is based upon 16,149,464 shares of common stock outstanding as of April 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023, filed on May 10, 2023 (File No.: 001-34279).

[2]	Piton is a pooled investment vehicle formed for the benefit of a single family and certain “key employees” (as defined in the Family Office Rule) of Kokino. Mr. Averick is a member of Piton, along with other Family Clients of Kokino. Piton is managed by its managing member, PCM. PCM is in turn managed by its managing member, Kokino. Additionally, Kokino is the trading manager of Piton, and in that capacity Kokino acts on behalf of Piton as an agent. Mr. Averick, in his capacity as an employee of Kokino, manages Piton's investment in the Shares with assistance from other Kokino personnel. PCM and Kokino are each a “family office” (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM or Kokino may hold over the Shares is ultimately attributed to Piton.

[3]	Mr. Averick's principal occupation is acting as a Portfolio Manager at Kokino, which is a single-family office that provides investment management services only to its Family Clients, including Piton. Mr. Averick is also currently a director of the Issuer. See Item 2. As a Portfolio Manager at Kokino, Mr. Averick shares the power to vote and dispose (or direct the disposition of) 1,819,894 Shares, which is the sum of: (i) 1,811,894 Shares beneficially owned by Piton and (ii) 8,000 Shares beneficially owned by Mr. Averick. In addition, Mr. Averick currently holds restricted stock units that vest on May 1, 2024 (the “Unvested RSUs”). Upon vesting, the Unvested RSUs will result in Mr. Averick receiving 8,000 additional Shares. Mr. Averick received the Unvested RSUs as a grant or award for his service as a director.

CUSIP NO. 402307102	SCHEDULE 13D	Page 8 of 9 Pages

(c)	The Reporting Person did not enter into any transactions in the Shares within the past 60 days, except that on June 1, 2023, Mr. Averick received 8,000 Shares pursuant to the vesting of restricted stock units granted to him on June 1, 2022 as explained in the preliminary note to this Schedule 13D (which explanation is incorporated herein by reference).

(d)	Except as described in this Schedule 13D (including Item 2(a) and the footnotes to Items 5(a) and 5(b)), to the knowledge of the Reporting Person, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported on this Schedule 13D.

(e)	Not applicable.

CUSIP NO. 402307102	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2023

Piton Capital Partners LLC

By: Piton Capital Management LLC, its managing member

By: Kokino LLC, its managing member

	By:	/s/ Garrett Lynam
Garrett Lynam
General Counsel

Robert M. Averick